

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Michael Kandris
President and Chief Executive Officer
Alto Ingredients, Inc.
1300 South Second Street
Pekin, Illinois 61554

>   **Re: Alto Ingredients, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 29, 2022**
>   **File No. 333-268583**

Dear Michael Kandris:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jane Park at 202-551-7439 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Larry Cerutti, Esq.